UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   HUENNEKENS, DONOVAN D.
   HQT HOMES
   13821 NEWPORT AVENUE
   SUITE 120
   TUSTIN, CA  92780
   USA
2. Issuer Name and Ticker or Trading Symbol
   SOUTHWEST WATER COMPANY
   SWWC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
    05/31/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $0.01 par val|      |    | |                  |   |           |44,237 (1)         |D     |Joint Trust /1             |
ue                         |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Stock Option (Right to|$2.90   |3/28/|A   | |1,857      |A  |/2   |3/29/|Common Stock|1,857  |       |1,857       |D  |            |
 Buy)                 |        |94   |    | |           |   |     |94   |            |       |       |            |   |            |
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Stock Option (Right to|$5.08   |5/22/|A   | |2,952      |A  |/3   |5/23/|Common Stock|2,952  |       |2,952       |D  |            |
 Buy)                 |        |97   |    | |           |   |     |07   |            |       |       |            |   |            |
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Stock Option (Right to|$6.88   |5/28/|A   | |2,952      |A  |/4   |5/29/|Common Stock|2,952  |       |2,952       |D  |            |
 Buy)                 |        |98   |    | |           |   |     |08   |            |       |       |            |   |            |
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Stock Option (Right to|$8.00   |5/27/|A   | |2,952      |A  |/5   |5/28/|Common Stock|2,952  |       |2,952       |D  |            |
 Buy)                 |        |99   |    | |           |   |     |09   |            |       |       |            |   |            |
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Stock Option (Right to|$10.00  |5/23/|A   | |6,250      |A  |/6   |5/24/|Common Stock|6,250  |       |6,250       |D  |            |
 Buy)                 |        |00   |    | |           |   |     |07   |            |       |       |            |   |            |
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Stock Option (Right to|$13.10  |5/22/|A   | |5,000      |A  |/7   |5/23/|Common Stock|5,000  |       |5,000       |D  |            |
 Buy)                 |        |01   |    | |           |   |     |08   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |(21,963)    |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Includes 219 shares acquired in April pursuant to the SWWC Dividend Reinvestment Plan.
 /2 Exercisable @ 1/5 a year beginning 3/28/95.
/3 Granted under SWWC's Stock Option Plan for Non-employee Directors. Exercisable @ 1/2 a year beginning 5/22/98.
/4 Granted under SWWC's Stock Option Plan for Non-employee Directors. Exercisable @ 1/2 a year beginning 5/28/99.
/5 Granted under SWWC's Stock Option Plan for Non-employee Directors. Exercisable @ 1/2 a year beginning 5/27/00.
/6 Granted under SWWC's Amended & Restated Stock Option Plan for Non-Employee Directors. Exercisable @ 1/2 a year beginning 5/23/01.
/1, /2, /3, /4, /5 and /6 adjusted for stock dividends/splits on 01/02/96, 01/02/97, 01/02/98, 10,1/98, 10/1/99 and 01/19/01.
SIGNATURE OF REPORTING PERSON
  \s\ Donovan D. Huennekens
DATE
  May 31, 2001